October 1, 2009

VIA EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

450 Fifth Street, N.W.

Washington, DC  20549

Re:	SEC Comment Letter dated September 18, 2009 regarding
SCBT Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 001-12669

Dear Mr. Nolan:

The purpose of this letter is to confirm a telephone conversation that Keith S. Rainwater, SVP and Assistant Controller, had with Babette Cooper, Staff Accountant, on October 1, 2009 during which he requested an extension of the time period to respond to the above referenced SEC comment letter.  He indicated to Ms. Cooper that the registrant would like to have until October 16, 2009 (extended from 10 business days) in order to give us sufficient time to research and respond thoroughly to the SEC’s comments during a time period in which we are closing the books and preparing the Company’s Form 10-Q for the quarterly period ended September 30, 2009.

We have begun the process of researching and responding to the comments, along with certain supplemental information which was requested by the SEC during a conference call on September 29, 2009 where the referenced comment letter was discussed, in order to establish clarity on the requested information that the registrant will be providing in their response.

Ms. Cooper granted this extension of time verbally on October 1, 2009.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Senior Executive Vice President and
Chief Financial Officer